Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Quarter 2021 Financial Results

•	Total revenues increased 53.3% year-over-year to RMB241.2 million (US$36.8 million) [1].

•	Income from operations increased 64.9% year-over-year to RMB61.4 million (US$9.4 million) [1].

•	Adjusted EBITDA (non-GAAP) [2] increased 74.3% year-over-year to RMB64.0 million (US$9.8 million) [1].

•	Core net income (non-GAAP) increased 58.3% year-over-year to RMB43.9 million (US$6.7 million) [1].

SHANGHAI, July 29, 2021 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality management group in China, today announced its unaudited financial results for the first quarter and fiscal year of 2021.

First Quarter of 2021 Operational Highlights

•	A total of 4,464 hotels with 323,648 hotel rooms were in operation as of March 31, 2021, compared to 4,340 hotels and 315,335 hotel rooms as of December 31, 2020.

•	As of March 31, 2021, the Company had 43 leased-and-operated ("L&O") hotels and 4,421 franchised-and-managed ("F&M") hotels in operation in 353 cities across China, compared to 35 L&O hotels and 3,963 F&M hotels in operation in 342 cities as of March 31, 2020. The geographic coverage increased by 3.2% year over year.

•

During the quarter, the Company opened 201 hotels, an increase of 139 compared to 62 hotels in the first quarter of 2020. Three of those hotels were in the luxury segment, 32 in the mid-to-up-scale segment, 136 in the mid-scale segment, and 30 in the economy segment. Geographically speaking, 9 hotels were in Tier 1 cities [3], 65 in Tier 2 cities and the remaining 127 in Tier 3 and lower cities in China.

The Company closed 77 hotels, 6 due to brand upgrades, and 30 due to non-compliance with the Company's brand and operating standards. The remaining 41 were closed for property related issues. The Company added 124 hotels to its portfolio.

•	As of March 31, 2021, the Company had a pipeline of 1,265 hotels contracted for or under development, among which 53 hotels were in the luxury hotel segment, 291 in the mid-to-up-scale segment, 516 in the mid-scale segment, and 405 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB 151, an increase of 0.8% from RMB150 in the first quarter of 2020, and a 7.0% decrease compared with RMB162 in the pre-COVID-19 first quarter of 2019.

•	The occupancy rate, or OCC for all hotels in operation was 63.4%, an increase of 16.1% compared with 47.3% in the first quarter of 2020, and a 14.7% decrease compared with 78.1% in the pre-COVID-19 first quarter of 2019.

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB 96, a 35.1% year-over-year increase, and a 24.5% decrease compared with RMB127 in the pre-COVID-19 first quarter of 2019.

•	As of March 31, 2021, the Company's loyalty program had more than 59 million individual members and more than 1,710,000 corporate members, compared to over 56 million individual members and approximately 1,670,000 corporate members respectively as of December 31, 2020. The Company sold approximately 92.2% of room nights directly during the first quarter 2021.

1	The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.5518 on March 31, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20210405/
2	Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, interest expense, depreciation and amortization, losses from investment in equity securities, share of loss in equity investees (net of tax), but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gain in equity investees (net of tax). The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.
3	Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

“We achieved steady growth during the first quarter and continued to recover from the pandemic despite the resurgence of COVID-19 in many regions of China” said Mr. Alex Xu, Chairman and Chief Executive Officer of Greentree. “As the year unfolds, we remain very focused on our growth strategy which covers three particular areas. First, we are adding L&O hotels in strategic locations, second, we are further expanding in tier 3 and lower cities and, third, we are further penetrating the Mid-to-Upscale segment. We are optimistic that travel will continue to recover as vaccine rollouts accelerate. This should translate into even better results next quarter. On behalf of our Board, I want to thank our team, franchisees and shareholders for their tremendous efforts and support.”

First Quarter of 2021 Financial Results

	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	33,800,144	56,113,308	8,564,564
Franchised-and-managed hotels	117,663,102	177,949,627	27,160,418
others	5,932,745	7,149,523	1,091,230
Total revenues	157,395,991	241,212,458	36,816,212

Total revenues were RMB241.2 million (US$36.8 million) [1], a 53.3% year-over-year increase. The increase was primarily due to the sustained recovery in hotel operations from the impact of COVID-19 and our newly opened L&O hotels. Compared with the pre-COVID-19 first quarter of 2019, total revenues increased by 2.5%.

Total revenues from leased-and-operated hotels were RMB56.1 million (US$8.6 million) [1], a 66.0% year-over-year increase. The increase was primarily due to the 71.7% year-over-year increase in L&O hotels’ RevPAR and revenues from the 12 L&O hotels opened since the second quarter of 2020. The revenue increase was partially offset by the closure of 4 L&O hotels over the same period.

Total revenues from franchised-and-managed hotels were RMB177.9 million (US$27.2 million) [1], a 51.2% year-over-year increase. Initial franchise fees increased by 37.7% year-over-year, mainly attributable to the gross opening of 198 F&M hotels. Recurring franchisee management fees and others increased 52.9% year-over-year primarily due to the 34.3% increase in RevPar and the 11.6% increase in the number of F&M hotels, and was offset by the fee reduction to franchisees during the first quarter 2021.

	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Initial franchise fee	13,052,832	17,978,858	2,744,110
Recurring franchise management fee and others	104,610,270	159,970,769	24,416,308
Revenues from franchised-and-managed hotels	117,663,102	177,949,627	27,160,418

Total operating costs and expenses

	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	89,763,273	122,230,252	18,655,980
Selling and marketing expenses	17,841,322	18,118,110	2,765,364
General and administrative expenses	28,745,571	55,958,157	8,540,883
Other operating expenses	1,157,149	1,393,556	212,698
Total operating costs and expenses	137,507,315	197,700,075	30,174,925

Hotel operating costs were RMB122.2 million (US$18.7 million) [1], a 36.2% increase year over year. The increase was mainly attributable to higher rents due to the opening of 12 L&O hotels since the second quarter of 2020. Excluding these, hotel operating costs increased 17.9%, mainly due to increase in staff number and staff salaries.

	Quarter Ended
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
Rental	27,102,982	39,720,751	6,062,571
Utilities	4,420,190	5,896,419	899,969
Personnel cost	10,230,645	13,653,447	2,083,923
Depreciation and amortization	11,338,835	16,167,503	2,467,643
Consumable, food and beverage	8,750,868	11,339,390	1,730,729
Costs of general managers of franchised-and-managed hotels	20,642,648	27,318,710	4,169,650
Other costs of franchised-and-managed hotels	4,503,060	5,541,994	845,873
Others	2,774,046	2,592,039	395,622
Hotel Operating Costs	89,763,273	122,230,252	18,655,980

Selling and marketing expenses were RMB18.1 million (US$2.8 million) [1], a 1.6% year-over-year increase. The increase was mainly attributable to increases in advertising expenses.

General and administrative expenses were RMB56.0 million (US$8.5 million) [1], a 94.7% year-over-year increase. The increase was mainly attributable to increased consulting fees and other one-time expenses. Excluding these impacts, G&A expenses increased by 40.0% as a result of the increase in the number of staff.

Gross profit was RMB119.0 million (US$18.2 million) [1], a year-over-year increase of 75.9%. Gross margin was 49.3%, compared to 43.0% a year ago. The increase was primarily due to the recovery in our hotel RevPAR from COVID-19.

Income from operations were RMB61.4 million (US$9.4 million) [1], a year-over-year increase of 64.9%. The increase was mainly due to the sustained recovery in RevPar, the higher number of hotels and better control of costs and expenses during the quarter. Operating margin was 25.4%, compared to 23.6% a year ago.

Net income was RMB66.0 million (US$10.1 million) [1], compared to a loss of RMB14.1 million in the first quarter of 2020 and net margin was 27.4%.The year-over-year increase was mainly attributable to the recovery in RevPAR.

Adjusted EBITDA (non-GAAP) [2] was RMB64.0 million (US$9.8 million) [1], a year-over-year increase of 74.3%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 26.5%, compared to 23.3% a year ago.

Core net income (non-GAAP) was RMB43.9 million (US$6.7 million) [1], a year-over-year increase of 58.3%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 18.2%, compared to 17.6% one year ago.

Earnings per ADS (basic and diluted) was RMB0.68 (US$0.10) [1], up from negative RMB0.11 one year ago.Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.43 (US$0.07) [1], up from RMB0.27 a year ago.

Cash flow. Operating cash outflow was RMB1.7 million (US$0.3 million) [1] as a result of income from operations but offset by prepaid rents for L&O hotels and deposit. Investing cash outflow was RMB 258.2 million (US$39.4 million) [1], which was primarily attributable to loans to franchisees, increase in long-term time deposits, acquisition costs of our L&O hotels, and investment in property and equipment. The investing cash outflow was partially offset by proceeds from short-term investments. Financing cash inflow was RMB136.1 million (US$20.8 million).

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of March 31, 2021, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,734.0 million (US$264.7 million) [1], compared to RMB1,904.9 million as of December 31, 2020. The decrease from the fourth quarter was primarily attributable to loans to franchisees and acquisition costs of our L&O hotels, offset by drawing down of bank facilities.

COVID-19 Update

Due to the implementation of travel restrictions and the government’s stay-local policy during the Chinese spring festival, our occupancy rate declined in January and February 2021, but rebounded quickly after this as more people are getting vaccinated and more pent-up demand in China as travel restrictions are lifted. We saw a substantial month over month increase in RevPAR in March, April and May, especially during the Tomb Sweeping holiday and Golden Week. As we expected, these holidays really ushered in a resurgence in travel with 230 million domestic tourists traveling during Golden Week. According to report from the Ministry of Culture and Tourism, this represents 103.2% of the number of domestic tourists in the same period in 2019 and a year-over-year growth of 119.7%. By the end of June, our RevPAR had recovered to 106.0% of the 2019 level. Based upon industry data, our performance and recovery exceeded that of most of our peers.

Guidance

So far, our operations are in line with our previous forecast. Assuming the pandemic remains under control in China in the coming quarters, the Company expects an increase in total revenues of 48%-53% for the full year 2021, compared to 2020 and an increase in total revenues of 25%-30% for the full year 2021, compared to 2019.

The guidance set forth above reflects the Company's current and preliminary views based on our recovery speed and may not be indicative of the final financial results for future interim periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 9:00PM U.S. Eastern Time on July 28, 2021 (9:00 AM Beijing/Hong Kong Time on July 29, 2021).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 4, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10157730

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of March 31, 2021, GreenTree had a total number of 4,464 hotels. In 2019, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in “World's Largest Hotel Companies: HOTELS' 325”, published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

---Financial Tables and Operational Data Follow—

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	611,358,209	487,966,856	74,478,289
Short-term investment	301,983,182	515,447,537	78,672,660
Investments in equity securities	242,378,696	250,459,364	38,227,566
Accounts receivable, net of allowance	101,511,057	106,403,840	16,240,398
Amounts due from related parties	9,770,871	44,018,293	6,718,504
Prepaid rent	13,597,867	21,703,579	3,312,613
Inventories	3,804,680	2,631,703	401,676
Other current assets	77,649,794	197,327,460	30,118,054
Loans receivable, net	222,244,629	270,721,404	41,320,157
Total current assets	1,584,298,985	1,896,680,036	289,489,917

Non-current assets:
Restricted cash	22,369,900	22,369,900	3,414,314
Long-term time deposits	490,000,000	200,000,000	30,525,962
Loan receivable, net	145,703,988	242,149,315	36,959,204
Property and equipment, net	668,605,661	728,286,926	111,158,296
Intangible assets, net	491,513,073	490,171,550	74,814,791
Goodwill	100,231,487	100,231,487	15,298,313
Long-term investments	369,525,917	390,838,455	59,653,600
Other assets	66,635,394	112,912,719	17,233,848
Deferred tax assets	156,070,112	147,935,125	22,579,310
TOTAL ASSETS	4,094,954,517	4,331,575,513	661,127,555

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	150,000,000	280,000,000	42,736,347
Accounts payable	19,606,344	21,412,026	3,268,113
Advance from customers	34,305,508	30,051,962	4,586,825
Amounts due to related parties	3,198,253	3,299,440	503,593
Salary and welfare payable	51,567,587	52,241,724	7,973,644
Deferred rent	1,356,132	1,728,841	263,873
Deferred revenue	221,314,997	222,478,868	33,956,908
Accrued expenses and other current liabilities	300,696,673	326,435,111	49,823,730
Income tax payable	87,483,970	92,472,787	14,114,104
Total current liabilities	869,529,464	1,030,120,759	157,227,137

Deferred rent	28,642,973	32,505,167	4,961,258
Deferred revenue	361,901,369	346,072,720	52,821,014
Other long-term liabilities	115,862,713	127,274,124	19,425,825
Deferred tax liabilities	178,413,413	177,698,895	27,122,149
Unrecognized tax benefits	290,679,902	296,322,373	45,227,628
TOTAL LIABILITIES	1,845,029,834	2,009,994,038	306,785,011

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	33,973,423
Class B ordinary shares	115,534,210	115,534,210	17,633,965
Additional paid-in capital	1,149,280,404	1,149,698,243	175,478,226
Retained earnings	570,042,924	639,954,162	97,676,083
Accumulated other comprehensive income	45,586,647	48,017,408	7,328,889
Total GreenTree Hospitality Group Ltd. shareholders’ equity	2,103,031,255	2,175,791,093	332,090,586

Non-controlling interests	146,893,428	145,790,381	22,251,958
Total shareholders’ equity	2,249,924,683	2,321,581,474	354,342,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,094,954,517	4,331,575,513	661,127,555

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	33,800,144	56,113,308	8,564,564
Franchised-and-managed hotels	117,663,102	177,949,627	27,160,418
Others	5,932,745	7,149,523	1,091,230
Total revenues	157,395,991	241,212,458	36,816,212

Operating costs and expenses
Hotel operating costs	(89,763,273)	(122,230,252)	(18,655,980)
Selling and marketing expenses	(17,841,322)	(18,118,110)	(2,765,364)
General and administrative expenses	(28,745,571)	(55,958,157)	(8,540,883)
Other operating expenses	(1,157,149)	(1,393,556)	(212,698)
Total operating costs and expenses	(137,507,315)	(197,700,075)	(30,174,925)

Other operating income	17,330,931	17,872,403	2,727,862
Income from operations	37,219,607	61,384,786	9,369,149

Interest income and other, net	10,613,260	15,131,096	2,309,456
Interest expense	(1,010,255)	(3,388,211)	(517,142)
(Losses)Gains from investment in equity securities	(55,174,918)	27,724,291	4,231,553
Income before income taxes	(8,352,306)	100,851,962	15,393,016

Income tax expense	(6,177,560)	(35,206,811)	(5,373,609)
Income (loss) before share of loss in equity investees	(14,529,866)	65,645,151	10,019,407

Share of gains in equity investees, net of tax	394,844	379,566	57,933
Net income	(14,135,022)	66,024,717	10,077,340

Net loss attributable to non-controlling interests	2,289,368	3,886,521	593,199
Net income attributable to ordinary shareholders	(11,845,654)	69,911,238	10,670,539

Net earnings per share
Class A ordinary share-basic and diluted	(0.11)	0.68	0.10
Class B ordinary share-basic and diluted	(0.11)	0.68	0.10

Net earnings per ADS
Class A ordinary share-basic and diluted	(0.11)	0.68	0.10
Class B ordinary share-basic and diluted	(0.11)	0.68	0.10

Weighted average shares outstanding
Class A ordinary share-basic	68,286,954	68,286,954	68,286,954
Class A ordinary share-diluted	68,286,954	68,316,917	68,316,917
Class B ordinary share-basic	34,762,909	34,762,909	34,762,909
Class B ordinary share-diluted	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	4,997,233	2,430,761	371,007
Comprehensive (loss) income, net of tax	(9,137,789)	68,455,478	10,448,347

Comprehensive loss attributable to non-controlling interests	2,289,368	3,886,521	593,199
Comprehensive (loss) income attributable to ordinary shareholders	(6,848,421)	72,341,999	11,041,546

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Operating activities:
Net income	(14,135,022)	66,024,717	10,077,340

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,666,645	19,074,400	2,911,322
Share of gains in equity method investments	(394,844)	(379,566)	(57,933)
Fair value change in returnable consideration and contingent consideration, net	-	(502,712)	(76,729)
Interest income	(2,744,441)	(2,089,240)	(318,880)
Bad debt expense	5,919,636	11,757,435	1,794,535
Losses (Gains) on equity securities	55,174,917	(27,724,291)	(4,231,553)
Foreign exchange losses	1,157,432	732,281	111,768
Share-based compensation	232,558	778,699	118,853
Withholding tax	4,000,000	-	-

Changes in operating assets and liabilities:
Accounts receivable	6,121,451	(12,126,644)	(1,850,887)
Prepaid rent	4,335,665	(8,105,712)	(1,237,173)
Inventories	(394,213)	1,172,977	179,031
Amounts due from related parties	794,843	(3,385,042)	(516,658)
Other current assets	20,315,530	(80,953,704)	(12,355,949)
Other assets	(5,682,307)	1,788,864	273,034
Accounts payable	1,286,146	1,805,682	275,601
Amounts due to related parties	(2,018,023)	101,187	15,444
Salary and welfare payable	(2,017,251)	674,137	102,893
Deferred revenue	(30,918,517)	(14,664,778)	(2,238,282)
Advance from customers	(2,574,201)	(4,253,546)	(649,218)
Accrued expenses and other current liabilities	(104,735,404)	15,395,642	2,349,834
Income tax payable	(16,151,267)	4,988,817	761,442
Unrecognized tax benefits	14,285,229	5,642,471	861,209
Deferred rent	5,061,762	4,234,903	646,372
Other long-term liabilities	12,994,529	10,881,411	1,660,828
Deferred taxes	(13,967,629)	7,420,469	1,132,585
Net cash used in operating activities	(48,386,776)	(1,711,143)	(261,171)

Investing activities:
Purchases of property and equipment	(23,078,232)	(68,499,010)	(10,454,991)
Payment for acquisition of minority equity	-	(868,387)	(132,541)
Acquisitions, net of cash received	-	(309,500)	(47,239)
Collection of acquisition advances	-	1,000,000	152,630
Advances for purchases of property and equipment	-	(34,463,020)	(5,260,084)
Advance for acquisitions	-	(53,350,105)	(8,142,815)
Purchases of short-term investments	(101,270,000)	(64,924,355)	(9,909,392)
Proceeds from short-term investments	395,066,686	223,549,240	34,120,278
Proceeds from sales of long-term time deposits	-	50,000,000	7,631,491
Increase of long-term time deposits	(30,000,000)	(130,000,000)	(19,841,876)
Loan to related parties	(165,516,500)	(178,277,880)	(27,210,520)
Repayment from related parties	165,516,500	147,415,500	22,500,000
Loan to third parties	(2,000,000)	(1,500,000)	(228,945)
Loan to franchisees	(98,730,000)	(191,020,002)	(29,155,347)
Repayment from franchisees	15,015,463	43,074,326	6,574,426
Net cash provided by (used in) investing activities	155,003,917	(258,173,193)	(39,404,925)

Financing activities:
Loan from non-controlling interest	-	2,792,853	426,273
Proceeds from short-term borrowings	10,000,000	130,000,000	19,841,875
Capital contribution from noncontrolling interest holders	400,000	3,291,000	502,305
Net cash provided by financing activities	10,400,000	136,083,853	20,770,453

Effect of exchange rate changes on cash and cash equivalents	(575,018)	409,130	62,445
Net increase(decrease) in cash and cash equivalents	116,442,123	(123,391,353)	(18,833,199)
Cash and cash equivalents at the beginning of the period	342,160,223	633,728,109	96,725,802
Cash and cash equivalents at the end of the period	458,602,346	510,336,756	77,892,603

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net income	(14,135,022)	66,024,717	10,077,340

Deduct:
Other operating income	17,330,931	17,872,403	2,727,862
Interest income and other, net	10,613,260	15,131,096	2,309,456
Gains from investment in equity securities	-	27,724,291	4,231,553
Share of gains in equity investees, net of tax	394,844	379,566	57,933

Add:
Other operating expenses	1,157,149	1,393,556	212,698
Income tax expense	6,177,560	35,206,811	5,373,609
Interest expense	1,010,255	3,388,211	517,142
Depreciation and amortization	15,666,645	19,074,400	2,911,322
Losses from investment in equity securities	55,174,918	-	-
Adjusted EBITDA (Non-GAAP)	36,712,470	63,980,339	9,765,307

	Quarter Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
Net income	(14,135,022)	66,024,717	10,077,340

Deduct:
Government subsidies (net of 25% tax)	12,432,572	10,290,918	1,570,701
Gains from investment in equity securities (net of 25% tax)	-	20,793,218	3,173,665

Add:
Share-based compensation	232,558	778,699	118,853
Losses from investments in equity securities (net of 25% tax)	50,081,189	-	-
One-time fees and expense	-	3,673,391	560,669
Asset impairment/Accrued bad debt	-	4,523,574	690,432
Income tax expenses related to dividend distribution	4,000,000	-	-
Core net income(Non-GAAP)	27,746,794	43,916,245	6,702,928

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.27	0.43	0.07
Class B ordinary share-basic and diluted	0.27	0.43	0.07

Operational Data

	2020 Q1	2021 Q1
Total hotels in operation:	3,998	4,464
Leased-and-owned hotels	35	43
Franchised hotels	3,963	4,421
Total hotel rooms in operation	292,716	323,648
Leased-and-owned hotels	4,349	5,350
Franchised hotels	288,367	318,298
Number of cities	342	353

	Quarter Ended
	2020 Q1	2021 Q1
Occupancy rate (as a percentage)
Leased-and-owned hotels	32.7%	51.7%
Franchised hotels	47.7%	63.7%
Blended	47.3%	63.4%
Average daily rate (in RMB)
Leased-and-owned hotels	169	184
Franchised hotels	149	150
Blended	150	151
RevPAR (in RMB)
Leased-and-owned hotels	55	95
Franchised hotels	71	96
Blended	71	96

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	2020 Q1	2021 Q1	2020 Q1	2021 Q1
Luxury	20	26	4,607	5,337
Argyle	20	26	4,607	5,337
Mid-to-up-scale	272	387	24,595	35,203
GreenTree Eastern	109	162	11,649	17,136
Deepsleep Hotel	2	4	161	286
Gem	28	38	2,517	3,499
Gya	26	45	2,165	3,847
Vx	22	40	1,766	3,309
Ausotel	10	12	1,287	1,589
Urban Garden and others[1]	75	86	5,050	5,537
Mid-scale	2,582	2,864	211,155	229,314
GreenTree Inn	2,027	2,177	172,385	181,964
GT Alliance	315	430	24,231	31,617
GreenTree Apartment	10	15	438	1,031
Vatica	122	122	8,937	8,859
City 118 Selected and others[1]	108	120	5,164	5,843
Economy hotels	1,124	1,187	52,359	53,794
Shell	555	634	24,215	27,512
City 118 and others[1]	569	553	28,144	26,282
Total	3,998	4,464	292,716	323,648

Notes:

1. Others include other brands in each segment of Urban.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com